02021697

CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
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PROCESSING RECEIVED AUG 26 2002 SECTION 180 WASH., D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26825
~~8-26828~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

FV 9/13/02

REPORT FOR THE PERIOD BEGINNING 07/01/2001 (MM/DD/YY) AND ENDING 06/30/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonwealth Church Finance, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

677 Jonesboro Rd.
(No. and Street)

Mc Donough	GA	30253
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Turner (678) 583-9760
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gamel, Jack F.
(Name – *if individual, state last, first, middle name*)

8218 Duralee Lane	Douglasville	GA	30134
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P SEP 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Turner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonwealth Church Finance, Inc., as of June 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public, Henry County, Georgia
My Commission Expires 8/17/06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH CHURCH FINANCE, INC.
COMPARATIVE FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001

Jack F. Gamel, P.C.

Certified Public Accountants

Jack F. Gamel, C.P.A.
Lee Renee Smither, C.P.A.

8218 Duralee Lane
Douglasville, Ga. 30134
770-949-5150
770-949-5855 (Fax)

The Stockholders and Board of Directors
Commonwealth Church Finance, Inc.
116 Highway 138 East
Stockbridge, Georgia 30281

We have audited the accompanying comparative balance sheets of Commonwealth Church Finance, Inc. as of June 30, 2002 and 2001, and the related statements of income, retained earnings, and cash flows for the years then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Church Finance, Inc. as of June 30, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Jack F. Gamel, CPA., P.C.

August 19, 2002

COMMONWEALTH CHURCH FINANCE, INC.
COMPARATIVE BALANCE SHEETS
JUNE 30, 2002 AND 2001

ASSETS

	2002	2001
Current assets:		
Petty cash	$ 300	$ 300
Cash in checking account	175,242	69,000
Accrued income	20,654	0
Prepaid expenses	3,661	193
Prepaid income taxes	4,333	123,073
Total current assets	204,190	192,566
Fixed assets:		
Property and equipment	102,469	179,413
Less accumulated depreciation	76,529	126,648
	25,940	52,765
Other assets:		
Deposits	2,591	2,591
	2,591	2,591
	$ 232,721	$ 247,922

LIABILITIES AND SHAREHOLDER'S EQUITY

	2002	2001
Current liabilities:		
Accrued expenses	$ 37,238	$ 0
Total current liabilities	37,238	0
Commitments and contingent liabilities (Note 2)		
Shareholder's equity:		
Common stock, no par, 100,000 shares authorized, 37,000 shares issued and outstanding	21,000	21,000
Paid-in-capital	5,937	5,937
Retained earnings	168,546	220,985
	195,483	247,922
	$ 232,721	$ 247,922

See notes to financial statements

COMMONWEALTH CHURCH FINANCE, INC.
COMPARATIVE STATEMENTS OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED JUNE 30, 2002 AND 2001

	2002	2001
Revenue	$ 3,331,284	$ 2,828,205
Expenses:		
Salaries - officers	441,783	471,598
Salaries	1,382,306	1,204,311
Payroll service	297,366	236,474
Commissions	557,719	371,858
Labor	2,625	7,796
Advertising	4,915	11,908
Automotive	30,404	33,741
Bonds	1,082	891
Depreciation	25,200	14,998
Directors fees	30,000	0
Dues and subscriptions	11,669	12,942
Equipment rental	39,121	41,049
Filing fees	15,296	14,101
Insurance	35,701	25,111
Legal and accounting	30,199	35,911
Miscellaneous	16,827	7,496
Office expense	54,451	25,936
Postage and freight	24,805	25,179
Printing	50,236	64,662
Rent	39,000	30,000
Software maintenance	22,737	26,718
Taxes and licenses	4,416	1,059
Telephone	29,362	27,758
Trade shows and conventions	8,411	16,202
Training	36,482	88,301
Travel and entertainment	143,731	128,708
Utilities	5,560	5,623
	3,341,404	2,930,331
Operating income	$ (10,120)	$ (102,126)

See notes to financial statements

COMMONWEALTH CHURCH FINANCE, INC.
COMPARATIVE STATEMENTS OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED JUNE 30, 2002 AND 2001

	2002	2001
Other income (expenses):		
Loss on abandoned assets	(34,270)	0
	(34,270)	
Net income before taxes	(44,390)	(102,126)
Provision for income taxes	8,049	(26,081)
Net income	(52,439)	(76,045)
Retained earnings, beginning	220,985	297,030
Retained earnings, ending	$ 168,546	$ 220,985

See notes to financial statements

COMMONWEALTH CHURCH FINANCE, INC.
COMPARATIVE STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2002 AND 2001

	2002	2001
Cash flows from operating activities:		
Net income (loss)	$ (52,439)	$ (76,045)
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation	25,200	14,998
Changes in operating assets and liabilities:		
Accrued income	(20,654)	0
Employee advances	0	0
Prepaid expenses	(3,468)	15,446
Deposits	(0)	60
Income taxes payable	118,740	(93,487)
Accrued liabilities	37,238	0
Net cash flows from operating activities	104,617	(139,028)
Cash flows from investing activities:		
Loss on abandoned assets	35,210	0
Purchase of office equipment	(33,585)	0
Net cash flows from investing activities	1,625	0
Net increase (decrease) in cash	$ 106,242	$ (139,028)

See notes to financial statements

COMMONWEALTH CHURCH FINANCE, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2002 AND 2001

1. Summary of significant accounting policies:

Operation:
The Company is organized to do business as a securities broker-dealer, the primary purpose of which is to service Church bond sales.

Depreciable assets:
Depreciable assets are stated at cost.

Depreciation:
The Company provides for depreciation over the useful lives of the assets on a straight-line method and on the accelerated method of recovery pursuant to the Internal Revenue Service regulations.

2. Commitments and contingent liabilities:

The company leases office space from Turner, Unruh, North and Seigel Rental a partnership 100% owned by the shareholders of Commonwealth Church Finance, Inc. The lease is a long-term lease.

The Company leases office equipment and vehicles for $ 5,126.45 per month.